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                                                                    Exhibit 99ao




                                    ZENITH



                        2155 ROSE STREET, FRANKLIN PARK

                                  EVALUATION
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                               TABLE OF CONTENTS



1.  EXECUTIVE SUMMARY


2.  INDUSTRIAL USER/BUYER VALUE


3.  INDUSTRIAL SPECULATOR VALUE


4.  REIT SALE/LEASEBACK
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Property Description

Improvements
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The subject property is a single story warehouse facility consisting of approximately 220,000 s.f. on a 9.2 acre site located at 2155 Rose Street, Franklin Park, Illinois. The facility could be utilized for either warehouse/distribution or manufacturing, however, it is currently used as a warehouse/distribution facility for which it is most suited.

Property Tour Conclusions

Positives
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The Facility contains approximately 220,000 s.f. and is located on a site with approximately 9.2 acres. After a detailed tour of the building, we concluded that the building appears to be well maintained and in good condition given its age. Per Mr. Ed Reszke, the entire building was re-roofed in 1995.

The building is well docked having 26 exterior docks and 4 interior docks and good clear height of primary 20' clear and 22' clear in approximately 53,000 s.f. The building is also rail served which is a benefit, although we understand the rail is not active and would require some costs to activate. The building can also accommodate outside storage for about 25 trailers. The facility is well located with good access to major expressways and thoroughfares. A full interchange at I-294 and North Avenue is approximately 2.5 miles in addition to a full interchange at I-2890 being approximately 2 miles south.

Challenges

Car parking is limited, however there is a possibility to park cars in the area that used to contain the water tower, further investigation needs to be done to qualify this area.

The property is also located in Cook County, which typically has higher real estate taxes than the surrounding counties. Users are attempting to reduce their occupancy cost. One way to achieve this goal is to move to DuPage County where real estate taxes are roughly one-half of Cook County. Many users have chosen to relocate to these collar counties.

Market

The Property is located in the East O'Hare submarket which has 65,000,000 s.f. of industrial space, one of the largest in the Chicago area. The current vacancy rate is approximately nine percent (9%) in the submarket. Demand has been strong during the past 2 years.

The general area will provide a good base of prospective user/buyers.
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Value

Our approach to value is based on an analysis from the perspective of three different buyer profiles we consider logical for the Facility. Value estimates are different for each, in addition to other pro's and con's for each buyer type. We have enclosed a chart that summarizes the differences for each later in this section. In general the breakdown is as follows:

     Industrial User/Buyer:        $4.4-$5.3 Million
     Industrial Speculator:        $3.5-$4.0 Million
     REIT Sale Leaseback:          $4.2-$4.9 Million
                                   Depending on rent.

Environmental

All of our conclusions are exclusive of any environmental considerations, pursuant to your instruction. We understand your current position of not wanting to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.

INDUSTRIAL USER/BUYER

Profile

The Industrial User Buyer is one that can essentially assume the operations and benefit from the systems in place. The facility would have to represent a logical fit to the buyers' existing business lines and future corporate goals. The logical candidates are probably the users located in the general surrounding area who currently have a base in the east O'Hare market, or who may be moving out of the city of Chicago.

Timing

9-18 months. This is the longest lead time of any buyer profile we have identified. The buyer will find value in the physical improvement and the location of the facility. This group is also very educated and will see the positives and negative of the current operation very clearly.

Price
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$4.4 to $5.3 Million. Our price range is based on the most applicable comparable sales shown late in this section.

Summary

     Highest sale price
     Longest marketing time
     Active user market

INDUSTRIAL SPECULATOR

Profile

These Industrial Speculator is an opportunistic buyer that sees the potential to buy low and convert to useable warehouse or distribution space. They accept the leasing risk and compete on price with the rest of the market.

Timing

4 to 6 months. This is the shortest marketing time a buyer could be identified quickly; however, they would discount the property due to leasing risk.

Price

$3.5 to $4.0 Million. The buyer would discount the purchase price due to leasing risk and potential retrofit costs.

Summary

We believe that there will be high level of interest by this type of buyer, however, Zenith would have to make a decision if they wanted to sell the property quickly or wait for a higher price.

REIT SALE/LEASEBACK

Profile

There are a number of publicly traded Real Estate Investment Trusts (REIT's) that might consider a sale/leaseback transaction supported by Zenith's credit (with corporate guarantee) on the lease. They are well capitalized all cash buyers that can act quickly.

Timing

6 to 9 months. This represents a fast transaction timeframe.

Price
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$4.2 to $4.9 Million. Price is a function of yield to the buyer and rental rates offered per the lease. Conceptually, we expect that this market will dictate that parameters such as rent and purchase price per square foot be consistent with market levels so that justification for the acquisition can be substantiated both by Zenith's credit and the reasonableness of releasing the facility at "market" rates to recoup the investment if Zenith fails. The later argument is usually subordinate to the reliance on the tenant and their ability to pay rent.

Summary

     High Price
     Short Transaction time
     Active well capitalized universe of buyers
     Long term commitment to property by seller